CERTIFICATE OF QUALIFIED PERSON

Benjamin K. Eggers, P.Geo.

I, Benjamin K. Eggers, P.Geo., certify that:

1. I am a Senior Geologist with SGS Canada Inc., with an office address of 10 Boulevard de la Seigneurie E., Suite 203, Blainville, QC, J7C 3V5, Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I am a graduate of the University of Otago, New Zealand having obtained the degree of Bachelor of Science (Honours) in Geology in 2004.

4. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia and use the designation (P.Geo.) (EGBC Licence No. 40384; 2014), and a member of the Australian Institute of Geoscientists and use the designation (MAIG) (AIG Licence No. 3824; 2013).

5. I have practiced my profession continuously for 20 years and have been employed as a geologist since February of 2005. Since then, I have been involved in mineral exploration and resource modeling from greenfield to advanced exploration stages, including producing mines, in Canada, Australia, and internationally. Since 2022, I have also worked in mineral resource estimation, both in Canada and internationally. I have experience in lode gold deposits, porphyry copper-gold-silver deposits, low and high sulphidation epithermal gold and silver deposits, volcanic and sediment hosted base metal massive sulphide deposits, and albitite-hosted uranium deposits.

6. I have read the definition of "Qualified Person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the technical report that I am responsible for preparing.

7. I have not personally conducted a site visit.

8. I am an author of the Technical Report and responsible for sections 1.3-1.5, 1.7-1.9, 5, 6, 7, 9, 10, 11, 12.1, 12.2, 25.3, 25.4, and 27. I have reviewed these sections and accept professional responsibility for these sections of the Technical Report.

9. I am independent of Vizsla Silver Corp as described in Section 1.5 of NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico," with an effective date of September 9, 2024.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

/s/ Benjamin K. Eggers
Benjamin K. Eggers, P.Geo.